Filed by SeaSpine Holdings Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: SeaSpine Holdings Corporation

Subject Company: SeaSpine Holdings Corporation

SEC File No.: 001-36905

Date: October 12, 2022

The following is a transcript of an employee town hall meeting:

SeaSpine Holdings Corporation Town Hall Meeting 10/11/2022

Keith Valentine

Good afternoon everyone been a fun day today. I’m sure you woke up this morning wondering what is coming across the emails and trying to understand everything. So what we’re hoping to do and I’m excited to have a number of folks from Orthofix joining us as well. And I think it’s kind of a great symbolic message to everyone about the camaraderie and the collaboration that formed during this process. And one thing that we’re all concerned about and want to make sure we get across is what does this mean for 1600 people now? Right. There’s going to be 1600 people impacted by what we decided and what we announced this morning. And I think it’s exciting. I’m obviously I’m very much not only excited about the opportunity, but I’m also excited about what it means for 1600 people. I think that John and I today got to talk a little bit about what that combination means, that I think, you know, it’s truly a privilege to get in front of any group of folks and talk about what so many people have done successfully to change patient care, to do that through the partnerships that we have with surgeons. It’s something that I know both organizations take a great deal of pride in and we get to talk about it. That’s a lot of fun to do as well. But that said, I thought that this would be a good opportunity to really go a little bit deeper about what we’re excited about, why we’re excited about it, and also give an opportunity for you to meet John to meet to meet the other part of this combination and how we thought about it and why we thought about it.

And again, the value that we think is going to be created overall, not just for everyone that between the two companies, but also our shareholders. We think there’s a great value to be had in this combined entity. So with that. Are some disclaimers statements that we’re going to not require everyone to memorize. There are forward looking statements, and some of the things that I’ll be enthusiastic about will be forward looking. Very slow, Bill. I can only imagine the people on the airways how they’re seeing them build very slowly as well. Okay. I promise. This is the last slide before we get to the meat of the discussion.

The complementary and compelling strengths. And there’s a number of items that are up here. But I think what you really need to look at is the great part is Orthofix has two very established businesses. The two businesses that they have established go back to the years of when they started was the original orthopedics business. There was a great group of folks that I have not met yet and I’m looking forward to meeting. Going back to my home roots, going to have an opportunity to go to Italy and see where my home country is. Not the home country I came from, but my family came from. And but very interestingly, there was a manufacturing group there. And they have a very established business of orthopedics that’s larger OUS than it is in the US and is growing. And so that’s exciting. That’s a business that will be largely unimpacted by this particular combination. The other one is their bone growth therapy is their BGT group as it’s described, and that is a very established business. It’s the largest single business for Orthofix, but also it’s one that has a number of very unique indications that are just for spine. So there is a synergy, if you will, to the overall spine. The same clinicians that often do surgery use this device for the healing process in the therapy post surgery. And then, of course, there is the orthobiologics and the spinal implant, and that’s the one that is going to be one of the biggest ones for us to really have to digest and figure out how we’re going to combine and think about the talents of the two organization and how we’re going to combine those talents and really have a great opportunity to keep delivering innovation. But even more importantly, how are we going to have that presence in the sales field and what will that presence look like? And so these are these are really compelling aspects for us specifically. I think we’ve talked about a number of times the town halls, how long it’s going to take us to get to profitability and the investments that need to be made to get to profitability. And now that we’re part of a larger organization or we’ll be part of a larger organization, many of those issues that we had to face, how are we going to fund this growth, for example, now get addressed? And that’s very compelling, too. We can still maintain this aggressive growth specifically in spine in orthobiologics, but have the ability to be able to invest in the business and have financial security as we go continue on to profitability and continue on to get greater leverage from the business. So those are very, very exciting things that are very compelling of why this makes sense for the combination. I mentioned some of these items from a financial benefits perspective, but a lot of what needs to happen is cross-selling too, so when you think about what we do in Toronto with 7D, for example, that’s an enabling technology that’s not just limited to spine. It has opportunities in orthopedics and other areas that we can now cross-sell into. And that’s exciting. I think we all know that that group in a very short period of time has done a number of things that make it easier for SeaSpine implants, for example, to be used on the 7D platform. What’s that same opportunity that we could have going forward? For example, in the orthopedic application, how do we make it easiest for this enabling technology to be used in other orthopedic applications? And how do we really create a cross-selling synergy and opportunity? That’s one example. Another great example is I think we’re all familiar. We’ve invested very heavily in our cervical platform. We have many different anterior cervical fusion options. Many are brand new. We have a posterior fusion option. We’re very familiar that that posterior fusion option in cervical has married nicely with the 7D system. Well, now there’s applications and cross-selling that can happen in other areas with the Orthofix product lines, for example, even the bone growth therapy area that has specific cervical indications, cervical indications that no one else has. In addition, one of the greatest ones that we’re all very excited about is a next generation motion preservation device. And so when you start thinking about where does that make sense, we want to get into ASCs, we want to have further penetration in areas that we may not be able to get with our current fusion offering. Now, when we bring it together, the combined group now has a different talk track and a different ability to get into the OR and help even more patients. And that’s exciting. Those are things that we didn’t have independently.

I think this is probably the most common question is what does it mean to everyone in this room? What does it mean to everyone across the many different divisions of the combined companies? And as I mentioned, I firmly believe this is one of opportunity. This is one that 1600 employees, this is going to be a new opportunity for everyone. Yes, there will be changes that need to happen. There will be consolidation that needs to happen. We’ll talk a little bit more about that in future slides. But overall, the direction we’re taking this company and how we want to see it get to $1,000,000,000 in revenue and beyond in the out years creates a great deal of opportunity for everyone here. And that’s not just in management, that’s also in everything and all the activities that go on and how we expand and be responsible as an organization.

So here’s kind of next steps than just to appreciate a lot of excitement went into it today. Obviously day one day one is the announcement and giving kind of expectations of when the transaction will close. And we see that closing hopefully happening sometime in the first quarter of 2023. There’s a lot of different kind of milestones that need to happen to get there, but that’s where we see it now. We’re still our separate companies. What’s kind of interesting is today we’ve had some very fun collaboration. We’ve I’ve been able to meet a number of new folks, as well as many familiar faces that I’ve worked with over the years that are now employees at Orthofix. But at the end of the day, we’re going to be going to NASS lack of the better simplicity. We will be competitors and so we will be competitors as we go into NASS. And we continue to continue on our mission of what we had at NASS and what our objectives were for our new product introductions and driving greater penetration. As well, the Orthofix team is as they will be at NASS driving their orthobiologics and spinal implants. But I think it’s really important that the next steps is we have to continue to stay focused on what we do best day to day. And I mean this earnestly. I think that we all have a real sense of pride. I’ll go back to our most recent town hall meeting when it was it was moving the kind of response that we got from the patient that joined us. Right. It was moving how that patient’s life was changed by in the hands of the surgeon, but partnering with that surgeon with our implant systems. And that’s really what we get the greatest amount of motivation from. And I can’t stress enough that we need to continue driving that day to day. There isn’t, as we’ve said many times, there is no just job at SeaSpine and there’s no just job in Orthofix. We all have a very important role in that care delivery and I think we need to make sure that we continue to drive that process with the same kind of enthusiasm and excitement that we’ve done over the past few years. Most importantly, you know, congratulations to everyone you probably saw along with this announcement what a great third quarter we had. That third quarter was above anyone’s expectations, but it was because of the focus that we have and the pride that we have in delivering our implant systems ultimately to patients. And so lastly, there is planning that’s going to be taking place moving forward. Do we have all the answers? No. I don’t stand here and say we do. Truly, the decisions that have been made. Identify John as the executive chairman and have identified me as the CEO. That is about as deep as we’ve gone right now. And so we there’s a lot of integration and there’s a lot of planning that needs to happen. There’s a lot of decisions that have to be made on what the senior management structure will look like. All that will come with time. And as that comes, our commitment is we will communicate and we will be transparent to the decisions that are made and how they will progress.

The reason I just mentioned the basics of leadership from day to day, if you will. But also, you probably saw from the press release there will be a nine member board. John and I will be two of those nine members, and then the rest will be occupied after those two will be four from the Orthofix side and three more from the SeaSpine side. So I think it’s a very balanced board. It’s one that I’m looking forward to. It’ll bring more experience together for the both of us. And it’s one that we very much are supportive of. In addition, there will be broader decisions being made on the executive team and how we will deal with those transitions as they come. Headquarters is still in Lewisville. It’s where we just came from. So it’s community just in Dallas. Fort Worth, not too far from Plano, beautiful office facility. I think everyone here would be also very proud of the commitment that Orthofix has to surgeon education and the surgeon experience. And their surgeon experience is very similar to how we view it, too. We want to make sure that folks come in and they feel the culture and they understand what the organizations are about. And what I went through last night, I felt that I felt that it very much was one of let’s celebrate the successes we’ve had as an organization and be very proud of the implants and therapies that we have. Additionally, we are very committed to the rest of the facilities around the world and specifically very committed to this being a primary facility, committed to Irvine, still being very much an important manufacturing facility. They have an important manufacturing facility for their motion preservation device in Sunnyvale. And so those things will continue that. It’s important to note there’s been nothing that’s been discussed that talks about not having those facilities in place and having the people there to help drive our mission. So the new company name has not been even talked about much. I think there’s been some funny nomenclature thrown out there. Yeah, even Pat had some had some very interesting marketing terms. But needless to say, it’s not decided. But we do feel like this is an important enough combination that it will create a new name and create a new opportunity for us. And then lastly, product and brand names will continue, right. There’s a lot of conversation about what are we thinking about products and how will they meld together. Those are decisions that are way down the track. And when I mean way down the track, those are things that happen after we figure out the management structure and how do we figure out truly who’s going to be leading different areas. And then those decisions, I think, get made naturally. But I think we all know that surgeons make choices, and right now they’re choosing both of our implant systems and we need to continue to drive that and continue to make sure those things are being offered.

So with that, I’d like to transition at this point and I want to give a thank you to John. John and I, our paths just historically, we’ve never worked together, but they’ve crossed in the sense that as I was leaving Medtronic, John was coming aboard back in early 2000. And so that created probably a cascade of individuals that we all know in common. I think we all joke about the fact that in medical device, it’s one degree of separation or maybe a half a degree of separation. That’s where we sit together. We sit together knowing a lot of common folks. It was actually warm when I went to the Orthofix offices. So a lot of people that either I’ve tried to recruit that are now there or people that I have worked with long ago in the past or even the more recent past. So there’s a lot of familiar faces which makes it exciting. But also I just want to say that from a collaboration and a trust perspective, there’s been a real trust that’s built up over the past couple of months working to this particular place. And I’m very excited about the fact that not only I’m still going to have the ability to work together with John moving forward as we transition and move to, to transform the two companies. But I’m also excited because I think there’s a lot to learn from John as well, and I think it’s going to be a very motivating experience. So with that, I’d like to turn it over to John to say a few words.

Jon Serbousek

Okay. They gave me a they gave me an X in the floor to stand on. So it’s such a pleasure to be with you today. It’s an exciting day. It’s been planned for quite a while, quite a few weeks and months. It’s been a pleasure getting to know Keith, you know, in a one on one basis because our past have crossed much like Keith, this is the business I’ve had my entire career. So and I’ll just share a little bit of why it’s so important to me about what we do as companies in this space. I started my career in a department of orthopedics as a graduate student, so what it came down to, that’s in it. For some reason I end up in the orthopedic department. I couldn’t spell orthopedics at the time, right? But I ended up there and I just stayed. And so whatever I’ve done in my career, this is where it’s been. It’s either been spine or orthopedics and I’ve been doing it for quite a while and it’s because I do it because I’m passionate about it. And you know what? I had the opportunity to come to Orthofix. What I was impressed with was the people and we have three individuals with us, Kim Il Ting, who at the time was there was the general counsel. Now she’s that plus the president of orthopedics. I’m here. And Doug Rice sitting next to her is the CFO and he was the CFO many years before I got there. It’s been a phenomenal job. And then also Suzanne Armstrong, head of HR. And what’s important about that when I arrived there, Orthofix was built to basically grow, but it didn’t have the commercial DNA. And so over the last years, we’ve been bringing the commercial DNA into the building and to bring a spine team together. And that’s why Keith was able to meet people in the hallways who worked with the past or known throughout the businesses. But it has a very similar feel to what I believe is here at SeaSpine. But in a different way, because we have these other businesses with orthopedics and we have BGT, but we have people there that are passionate about providing products and services to surgeons so they can care for patients. And that’s our mission. That’s basically our mission is to move people back to more to mobility. Take their pain away so they can be lead their natural lives. And so we have a group that believes that and lives that and drives that every day. And so as we look to expand how we could grow faster or make a bigger impact in the marketplace, we looked at. First in class organizations that we could either partner with or basically become part of. And so, SeaSpine was at the top of the list. And we actually then reached out to Keith and then start the conversation. It was out of a deep respect for what you all have done to build the organization. And part of that is that deep respect is what our team has as far as passion in this business. That’s why these two organizations, it makes so much sense to merge. I require a partner but merge because I think together these organizations can make a very, very large impact on health care and providing health care for those afflicted with spinal pathologies. So that’s the reason why we’re doing this, because we had this business was built for scale and we had the ability to go faster, but we wanted to go faster than that. We wanted to have a bigger impact in the marketplaces. And so. We didn’t just go looking for someone. We went looking for SeaSpine. And there was a conscious decision. So that’s the that’s the genuine win interest we had in a first in class business. And so that’s why it’s so, so, so exciting to be here with you today. And from that standpoint, there will be there will be changes in business. But the reason the business we talked to the team in the team in Lewisville, but also had our team on from Verona, Italy. And well, orthopedics may not be as impacted. They’re looking for opportunities because as we become bigger and we have better scale to go into marketplaces, that provides opportunity for everyone in the organization. Maybe some of this working in spine wants to work in orthopedics, maybe some of the orthopedics wants to work in spine. Those opportunities in a bit larger organization can occur. And so from that standpoint, that’s the real positive side of it. But from that standpoint, I’m going to basically not ramble on here because as I can Suzanne know, I can do that if that is it. And because I enjoy being with teams like you and with that. So I’m going to say thank you for doing all the great work that basically made you such a first in class company. And we are here for a very specific reason. We are we approached Keith for a specific reason because we want to be part of something. I want to be makes something bigger than what we were by ourselves. So with that, I’ll close and just say thank you for the opportunity to be here. And also I look forward to meeting each and every one of you over the time that we get around to basically either not today, I don’t think, unless we have a line. But the fact is, over the over the months and years ahead, I’ll look forward to spending time here in this facility and also with you individually listening what your thoughts are and your views are, because that’s very, very important. So, Keith, if that works, thank you very much. Appreciate.

Keith Valentine

So just a few more talking points before we head into questions. So, you know, I think John covered it well. How will this merger benefit employees? And I think that in light of the size and structure of the organization, but also the opportunity that there’s other markets that maybe you want to learn about, other markets that you want to experience, maybe you have a desire to live in Texas, which is actually the Lewisville facility, I think is going to be some place I’m really going to enjoy going to visit a lot. Verona, Italy, I, I haven’t been to Italy in quite a long time. I think that might be, I might put my, my name in for that. That’s spot as well. But no, there’s, there’s, there’s opportunities to grow as we scale. And I think that that’s an important thing that needs to be kept in mind. Another thing we want to talk about, too, is really big changes, the teams reporting structures and staffing levels. I think that as I’ve talked to a few as I got here, that’s been some of the questions that have been asked. And again, this is really being brutally honest, that has not been mapped out. Those things have not been mapped out. We have plenty of opportunity to continue to understand the strengths of both organizations as we work towards closing and then as closing happens, I think even more of an opportunity there is to really understand what the sales opportunities are, what the deeper opportunities are in the organization. So that comes with time. And I know that may create some nervous energy for some or just the fact that it is uncertain, but it will be transparent. Will be transparent as decisions are made and as it’s appropriate to share. We share it. Right. It’s what we’ve always done. And I don’t I know John feels the same way and does things the same way for his organization.

But what happens if my position is impacted? And so this is unusual to put this slide up. I’m going to be honest. This is something that that John and I agreed on. And certainly it’s been great because I think we had some excellent leadership, not only from H.R., but from the rest of the teams. I’m thinking about this, the rest of our leadership teams. And so it is unusual to put something like this up. But in my mind and I know in

John’s mind, it’s sometimes the elephant in the room, right? This organization is going to be going through change. You can’t tell me what the change is. Okay. So that’s not helping my cause up here as I’m talking. Right. But I can’t tell you what the changes are because I don’t know. It’s not because I’m withholding them. It’s because I don’t know. I’m we don’t know them. And on top of that, I think that this is a common question. The common question is so if I’m all and I’m going to continue helping make sure we deliver to patients, you know, what happens if decisions are made months from now that impact me? Right. And I think that’s a very reasonable question. That’s a very reasonable elephant in the room, so to speak. And so how we looked at it was, let’s put something out there that talks about the minimum that we’re committing to. And this is not what companies usually do. They don’t usually do this. In fact, they get nervous about doing things like this. And instead, I think it’s the right thing to do that we value everyone’s contribution. There is no just job and because of that we can put certain parameters on it out there that gives you comfort that we’re thinking about. No matter what changes are made, there’s a parachute there, there’s something there that that creates a more secure financial obligation. And so, again, we put this out there not to scare anyone, but just to address the fact that there will be changes over time. But believe us, the very minimum that we’re going to do is not industry standard. And I would like for people to look at it and say, okay, I understand you can’t give me a lot of answers right now, but at least you’re putting, if you will, a backstop. You’re putting a backstop up that gives assurances and protections if certain things happen over the course of time. But I can’t stress enough that we just don’t have the answers right now. And I hope that you can tell that both of us have been very transparent throughout today, helping people understand how we think about it. Right. And this is this is how we think about it. I think it’s important to know that we’re going to be extremely respectful. And as soon as we can communicate, once decisions are made, we will do it and we will do it in a very clear, efficient way and make sure that there’s not this anxiety around this process. So, again, we’re going to have time to ask questions about this and get further thoughts. So compensation and benefits. If not, I hope that’s a question that’s come up in your mind. But we view it pretty simply that if it stays the same through 2023, it’s kind of funny. I think there were some sighs at the last town hall that, yes, there’s still going to be reviews and performance. We’re still going to have discipline in what we do. But we’ll be examining the specifics of each company over time, and we’ll be able to equalize and make sure that we can still have the best of both worlds at the same time by trying to attract the right talent as well. And so we want to be very thoughtful in how we approach this and also be very progressive in how we approach it. Thinking the last slide showed that we’re thinking progressively and I view the opportunity for compensation and benefits to be the same.

So where were the various product teams within the combined company? And I think John said it well that you know, the outliers on the slide, I should say the top and the bottom, the orthopedics and bone growth therapies, they do what they need to do to be successful and they need to stay focused on that. Obviously, there’s not a lot that’s going on with the combination of these two companies other than positive, if you will, cross-selling opportunities and synergies over the longer term. So I think it’s more straightforward, obviously, for spine and biologics. We do have a number of complementary products and that’s what’s exciting. I mentioned motion preservation. Even in the orthobiologics side, both groups have strong orthobiologics platforms. Not very much overlap when you think about the revenue profile, it’s just a wider bag now. It’s just a bigger bag for us to be able to sell. And that’s exciting. And then there will be decisions that have to be made for a lot of the other systems that may be overlapped. And that will come with time, that will come with time and better understanding of the strengths and weaknesses and where in what areas of the country that they’re strong in. But I think we all know that surgeons like choices. And so taking away their choices is problematic. And that’s not the direction that’s they want to be. You want to be making sure that if they have those choices for their patients, that we’re in a place to deliver those.

We will expect to name integration team leaders as we move forward over the next few weeks. That will come sooner than later. Once the integration teams are in place, then that work will start in earnest. And as that work starts in earnest, we’ll be able to keep people informed of decisions or how we’re thinking about it. But I think we know that the best way these integration teams work is through collaboration, and there’ll be folks in this room that need to collaborate and be open minded on how we think about the new opportunity. Right. So. As John closed his comments. I will say two. Thank you. Obviously, in order for us to be at the place throughout right now and be talking about this kind of powerful the combination, it’s because of the hard work we all achieved together to drive our business to new heights. And I think the third quarter results were a testament to that that we should all be proud of. But more importantly, we all know what’s even still coming down the pike and the innovation that’s coming down the pike and our desire to keep not only innovating, but really changing our perspective and our opportunity in the marketplace through organic innovation. Also, we are not only excited to bring the two companies together, but this particular company, as I mentioned before, the growth in scale is going to create opportunity for everyone. And it’s really up to you how you want to be part of that opportunity and how you want to grow in that opportunity as well. It’s not just about how the company defines it, it’s about how you define it and are motivated to achieve it. So again, looking very forward to this this combined opportunity, there’s a lot of work between now and closing and there’ll be even more work after closing as we become one company. But it’s something that I absolutely feel like the two companies and the commonality of the culture and the desire of the management teams to really want to make this work, that it is going to be an exciting and fun process moving forward. So with that, any questions?

We have. Are you looking at questions from online? Okay. Now. Jack feels embarrassed. I guess the question I saw you raise your hand earlier. So just repeat the question because probably couldn’t hear it. Essentially, it was that integration teams are obviously important to the direction of how we need to combine, but they also can be very, very time consuming. And so there is still business to be done and business to be focused on. Have we thought about how to make sure that the integration teams don’t become a time sink? And so I could speak or I’d like I’d like John to talk to it as well. I don’t think we’ve planned it all out about how deep and how much responsibility is on the integration team. But I know that we have floated around the idea that there’s integration teams to bring expertise, but there will be groups that are working on the deeper part of the integration. So it’s that balance between having a group focused on it and having folks that give input guidance. And my vision or my hope would be is that the input guidance is from the right groups and the right experts, but it doesn’t become the so time consuming that it’s taking away from the importance of just driving the business. So and so that would be some kind of integration team that has full responsibility. But then we seek guidance, too. But John, you should give your comments as well.

Jon Serbousek

Yes. Having done a couple of these, there’s really some creative external resources that can help us in the structure and the administration of that. But the only way that you can have a really successful integration is if people in this room help. But because you’re the subject matter expert, you’re ones that know what needs to be done to make it really effective and efficient business going forward. So, if you do job that all out, you get something back you may not want when it comes back. So, it’s a balance between getting external help for the administrator side of it, the professional integrator, but not letting them do all the work because you won’t get their end result. So, it’s about that. But a big, big part of it is really important for people in the room, people in every facility around that affiliated with this merger on both sides. So from our standpoint, it’s key that you engage. But I appreciate you also have a day job.

Speaker 1

Yeah, I, I think you guys touched on it this morning during the 7 a.m. call, but I was half asleep. But can you guys speak to the stock and the RSUs that not figured out yet?

Keith Valentine

Yeah. So one of I think one of the questions was how do the RSUsissues carry forward? So they were carried forward by being what’s the word best used, not transferred. But they will they will continue they will continue vesting and being available. Well, the exchange ratio of the new company stock. At this point it would be Orthofix stock because the new company name has not been decided. So be that new company stock. To make sure that every everything has continuity. Okay. So but it may come in a little different shape or form, same value, different shape or form. Those complicated math equations.

Speaker 2

I guess my question would be around the locations that we now control or have and what each location does. You mentioned Sunnyvale. There’s Italy. I know we have our sites, Irvine and Philly, maybe for the whole group to just go through what each one does so that we know what you’re sure we do and you guys know what our team to write.

Keith Valentine

I know there is one up there that may not be obvious to everybody, but the Olive Branch facility encompasses now, you know, teams that are that are there, that are direct employees. Olive Branch was longtime a partner in helping us do fulfillment, and now we actually have employees there. So you may have seen the Olive Branch Mississippi. That’s actually that’s actually our group. If I get to it. Well, John, speak to a number of the facilities that are up there that.

Jon Serbousek

Either that or we could exchange all two years. You two might. Well, she might not want that answer. Well. So for it’s for the North Side. Lewisville is the is the main headquarters for us today. We do manufacturing. We do certain education and training there. And we also do marketing sales there through product innovation is also done there on the spine side. But it’s really an area where we manufacture our BGT because most of our manufacturing for spinal implants is outsourced to suppliers, much I think similar to what you do as well. But we do just north in Sunnyvale, California, is where I am, M6 products manufactured and it’s a fully vertical manufacturing facility. You might wonder why you do it in Sunnyvale, California. That’s where Spinal Kinetics is that it started from a very young venture backed company. And so that’s reason why it’s in Sunnyvale today. And we keep it there. So it’s a class three device and we choose not to move those very, very, very quickly or very, very often. So, yeah, people that know what that means to me, it’s right. So we’ve got that. It’s also our Lewisville facility is a class three with our beauty products too. So that’s a class free device as well. Um, now Verona is really where the art, where the Orthofix company started and it’s always been a fracture management, but it’s also a design production and also a training education facility. It’s a very nice facility. It’s hosted a large number of surgeons in there and they train on Limerick instruction, deformity, care or external fixation. And so they but they do product development, production and then training and education there. So those are the main facilities that we have for architects. Oh, yeah. Yeah. Okay. So we in Europe operate with subsidiaries. Okay. So, so those areas are typically subsidiaries. Germany, France and above. So all is not Europe. The fact is, you get the drift there. It’s subsidiary. But the other ones, we also use stocking distributors around the world. We don’t list those there. These are actually places where we have team members that do various roles for us, whether we distribution for ourselves, etc.. But it’s a good spot in late September. Early October. Yeah, it was Italy actually came in. I had a distributors meeting, Kim had a distribution meeting. She was kind of to invite me to Verona in the early part of September. So we had distributors from around the world that came there that a great meeting. It’s the first time they’ve been together for almost 18 months with maybe 24 months with COVID, so came to their team for an hour meeting on there. So it’s actually a great place to visit and hold meetings. The work or was it play. I think we both work very, very productive. There was Toronto, obviously it was 70. And I mentioned that we and of course, this is our our group just outside of Philadelphia.

Speaker 3 Looks like we have a question in Irvine. If you want to meet yourself and ask a question.

Speaker 4 So a quick question. Do we plant?

Speaker 3 Do you repeat the question? Who’s lost your audio of.

Speaker 4 So my question is, are we going to be.

Speaker 3 And listen.

Keith Valentine

I feel your pain. My phone has been doing that for the last two weeks. I finally got to have someone somewhere. Someone has told me to try one more time. Both times we get to the punchline and we miss it. Typing in chat.

Unidentified I don’t work.

Speaker 3 If there’s a keyboard, maybe. Maybe you type it in to us and we’ll repeat it live. If that that if that could work for you. Bernstein types.

Keith Valentine

Yes. You can see up on the screen including. Oh, yeah. Okay.

Speaker 3 Any other thoughts?

Speaker 3 So the question is, are we going to be working under the same operating system eventually

Keith Valentine

Boy. I think that shares Kate. I didn’t know where to start. So tell me about Oracle. Oh, yeah. Yeah. I can promise you, we haven’t. We haven’t talked about what operating system, but I would imagine for the foreseeable future, I don’t see it. I don’t see it shifting. But how that how that changes integrated. What I do will come with time. Well, there’s actually a portion of where we’re both on Oracle right now. We’ve made a number of advances that. So I think we’ve got it. If you like it, you can stay. If you don’t like it, we’ve got a big request. So I think that that’s something that that is not contemplated right now. Not your model. Okay. I never thought.

Speaker 1 Now there is another one, whether we be able to leverage business tools.

Keith Valentine

So when we say leverage business tools, what kind of business tools are referred to? But that in the same bars. Yeah, I would imagine. Are we talking about the many business tools that everybody is using for manufacturing, whether they. Well, plenty of forecasting, sure. So that was another story as well. We wanted to obviously, there’s a there’s a different supply chain and challenge for the entire organization, not just spinal implants. There’s obviously, as John mentioned, there’s manufacturing that goes along because in addition, in a number of facilities, that has to have an integration point. And there’s other things to be thinking about in a more larger company supply chain. So, yes, I think that the business tools that help us integrate over time are going to be extremely important, especially on the supply chain side. I think we all appreciate the supply chain. So the challenge it is for spinal implants, especially post-COVID. So those are important business tools and we will have to continue to refine and define. Yes. And we live in the same world you do as well. So we’re we have a very large program going on right now. We call Six Star that basically we’re retooling our entire supply chain with with not only not only programs and tools, but also different structure that we can basically both be more efficient. So it’s a great time to be talking. And when they when the teams get together and have that conversation, I’ll look forward to seeing how we can do things better.

Speaker 3 It’s actually a question from someone from Orthofix and the person wanted to know who is taller.

Speaker 2 Okay. All right. Raise your hand. Is it tea or is it John?

Speaker 1 Okay. This is very important.

Speaker 2 He’s got me about half an inch. It was required. It was requirement. So I don’t think they thought twice about the height differential. The only time that I differential came up is with the employee base, which is kind of funny. They don’t we never talked about it before that.

Speaker 1 It looks like we do. Have another question from Heather Wilson on the phone. We’ve unmuted you. Go ahead and ask.

Speaker 2 Hey there. If you can hear me, be nice. Yeah. You know, I joked with Heather.

Speaker 1 You should be good to speak. Every time. And I’m curious.

Speaker 2 And. Yeah, so. So am I. I think.

Speaker 1 Keep it in the chat app here. Stop the question, Heather. Otherwise it doesn’t look like we have other questions. And equally. Yes. I was just letting you know that it was me. I mean, I’ve been talking.

Speaker 2 All right.

Speaker 1 Uh oh.

Speaker 2 Oh, yeah. Oh. Your best advice on how committed to.

Speaker 1 The team.

Speaker 2 Is inspired for that question? Yeah.

Speaker 1 Okay.

Keith Valentine

All right. We will pay you back for that, both of you. In other words, it’s already started. Okay, everyone, again, thank you for taking the time this afternoon. Obviously, I’m super excited and I know I speak for John as well to have been able to have live townhalls from both locations. And I’m sure many more questions will be coming up and there’ll be lots of thoughts to this. But let’s keep an open, open channel for asking those and certainly will be as transparent as possible if I know the answers. Thank you. It’s great to be with you.

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